Exhibit 99.2

Management’s Discussion and Analysis

For the nine months ended

September 30, 2021

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2021 (the “Financial Statements”) and the Company’s annual information form (the “2020 AIF”), annual management discussion and analysis (the “2020 Annual MD&A”) and annual audited consolidated financial statements (the “2020 Annual Financial Statements”) for the year ended December 31, 2020.

All information contained in this MD&A is current as of November 10, 2021 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Richard Yancey, the Company’s Geology Manager, a “qualified person”, as defined by NI 43-101.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is November 10, 2021.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or mineral reserves and the timing of development thereof;
2.	the implementation of exploration and work programs, including reference to the Company’s 2021 exploration and development program and the plans of operations in place for the Railroad-Pinion Project (as defined below);
3.	plans, objectives and estimated costs related to pursuing a targeted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;
4.	the belief that LT target is a high value oxide target that will receive additional exploration focus in the future;

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5.	plans related to, and estimated timing of completion of, the feasibility study;
6.	the completion of the environmental impact statement (“EIS”) process;
7.	advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through the completion of a proposed Feasibility Study, and the Company’s intention to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.
8.	the need for and plans to seek additional funding to complete the work program recommended in the Updated PFS Technical Report (as defined below), to maintain the Company’s current land position, operations and development and exploration activities, and to construct processing facilities and to develop metallurgical processes to extract resources at its proposed mine sites;
9.	the Company’s ability to continue as a going concern being dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations;
10.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;
11.	performance characteristics of mineral properties;
12.	the expectation that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling;
13.	the satisfaction of certain milestones in connection with the Orion Transactions (as defined in the 2020 Annual MD&A);
14.	the realization of the potential benefits of the Orion Transactions (as defined in the 2020 Annual MD&A);
15.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;
16.	estimated property holding and maintenance costs for the Railroad-Pinion Project;
17.	drilling plans and timing of drilling;
18.	treatment under governmental regulatory regimes and tax laws, including the belief that the Company was a passive foreign investment company for the tax year ended December 31, 2020 and the expectation that the Company will be a passive foreign investment company for the current tax year and future tax years;
19.	estimated exploration and evaluation asset lease obligations and tax levies for the Railroad-Pinion Project;
20.	capital expenditure programs and the timing and method of financing thereof, and the Company’s expectation that it will fund its capital commitments with current cash on hand and proceeds from future financings;
21.	the present intention of the Company not to pay dividends;
22.	the expectation that the Company will not generate revenues in the foreseeable future; and

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23.	the potential impact of COVID-19 on the Company’s operations, and the potential for decreased spending, which may adversely affect and harm the Company’s business and results of operations.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;
2.	the Company’s history of losses and expectation of future losses;
3.	uncertainty as to the Company’s ability to continue as a going concern;
4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;
5.	the Company’s ability to obtain adequate financing for exploration and development, and meet its current and future capital needs;
6.	the Company’s ability to attract and retain qualified personnel;
7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;
8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;
9.	fluctuations in foreign exchange or interest rates and stock market volatility;
10.	uncertainty as to the Company’s ability to maintain effective internal controls;
11.	the involvement by some of the Company’s directors and officers with other natural resource companies;
12.	the uncertain nature of estimating mineral resources and mineral reserves;
13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;
14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;
15.	risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as COVID-19) and other geopolitical uncertainties;
16.	title defects to the Company’s mineral properties;
17.	the Company’s ability to obtain all necessary permits and other approvals;
18.	risks related to equipment shortages, road and water access restrictions and inadequate infrastructure;
19.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

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20.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);
21.	the Company’s ability to maintain social license;
22.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;
23.	intense competition in the mining industry; and
24.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;
2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;
3.	the quantity and grade of mineral resources and mineral reserves contained in the Railroad-Pinion Project are accurate in all material respects;
4.	further financing being required and available on reasonable terms to complete the work programs and drilling on the Railroad-Pinion Project as recommended in the Updated PFS Technical Report;
5.	the price for gold, other precious metals and commodities will not change significantly from current levels;
6.	the Company will be able to secure additional financing on reasonable terms to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;
7.	the Company will be able to obtain regulatory approvals, permits, water rights and road access in a timely manner and on terms consistent with current expectations;
8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;
9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;
10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Updated PFS Technical Report;
11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;
13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

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14.	that the measures the Company has put in place in connection with the COVID-19 pandemic will be sufficient to allow operations to continue and that the COVID-19 pandemic will not escalate to materially adversely affect and harm the Company’s business and results of operations; and
15.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures, cyber attacks or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination

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has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of November 10, 2021.

Strategy and Overall Performance

The Company is advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through a Feasibility Study. The Company intends to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.

The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the nine months ended September 30, 2021, the Company had a loss and comprehensive loss of $8,197,440 (September 30, 2020 - $5,780,511). As at September 30, 2021, the Company had an accumulated deficit of $88,108,926 (December 31, 2020 - $82,596,360) and had cash of $27,072,886 and working capital of $26,475,107. Further financing may be required to fund the complete work program recommended in the Updated PFS Technical Report and to maintain the Company’s current land position and for ongoing activities. The Company will require significant amounts of additional capital to construct processing facilities, to purchase a mining fleet and to develop metallurgical processes to extract resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold.

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The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic horizons that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands who hold an approximate 0.8% to 1.51% mineral interest not subject to leases held by the Company. The lands on which the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2020 AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad-Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum number of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s sole material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation (the “Updated PFS Technical Report”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project. For further details regarding the technical disclosure for the Railroad-Pinion Project, including data verification and detailed mineral resource and mineral reserve disclosure, please refer to the Updated PFS Technical Report.

The Company has focused on drilling and other exploration activities to prepare mineral resource estimates for each deposit, as well as mineral reserve estimates and a preliminary feasibility study for the Pinion Deposit and the Dark Star Deposit (the “Updated PFS”), as summarized below and detailed in the Updated PFS Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project.

Pinion

The mineral resource estimate for the Pinion Deposit was constrained within a US$1,500/ounce Au optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Pinion Deposit mineral resource estimate comprises a Measured Mineral Resource of 1.30 million tonnes averaging 0.64 g/t Au, representing a total of 27,000 contained ounces of gold, an Indicated Mineral Resource of 27.62 million tonnes averaging 0.58 g/t Au, representing a total of 517,000 contained ounces of gold, and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 0.64 g/t Au, representing a further 224,000 contained ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and comprises a Measured Mineral Resource of 1.30 million tonnes averaging 5.15 g/t Ag, representing a total of 216,000 contained ounces of silver, an Indicated Mineral Resource of 27.62 million tonnes averaging 4.18 g/t Ag, representing a total of 3.71 million contained ounces of silver and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 3.80 g/t Ag, representing a total of 1.32 million contained ounces of silver. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Pinion Deposit is based on an open pit mine plan and production schedule, a gold price of US$1,275/ounce and a silver price of US$16.50/ounce. The Pinion Deposit mineral reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 0.63 g/t Au, representing a total of 341,000 contained ounces of gold and a Proven Reserve of 1.07 million tonnes averaging 0.66 g/t Au, representing a total of 23,000 contained ounces of gold. The Pinion Deposit silver reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 4.65 g/t Ag, representing a total of 2.51 million contained ounces of silver, and a Proven Reserve of 1.07 million tonnes averaging 5.52 g/t Ag, representing a total of 191,000 contained ounces of silver.

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Dark Star

The mineral resource estimate for the Dark Star Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Dark Star Deposit mineral resource estimate comprises a Measured Mineral Resource of 5.86 million tonnes averaging 1.31 g/t Au, representing a total of 246,000 contained ounces of gold, an Indicated Mineral Resource of 26.86 million tonnes averaging 0.78 g/t Au, representing a total of 675,000 contained ounces of gold, and an additional Inferred Mineral Resource of 2.48 million tonnes averaging 0.70 g/t Au, representing a further 56,000 contained ounces of gold. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Dark Star Deposit is based on an open pit mine plan and production schedule and a gold price of US$1,275/ounce. The Dark Star Deposit mineral reserve estimate comprises a Probable Reserve of 23.88 million tonnes averaging 0.83 g/t Au, representing a total of 640,000 contained ounces of gold and a Proven Reserve of 5.43 million tonnes averaging 1.39 g/t Au, representing a total of 243,000 contained ounces of gold.

Jasperoid Wash

The mineral resource estimate for the Jasperoid Wash Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Jasperoid Wash Deposit mineral resource estimate comprises an Inferred Mineral Resource of 10.57 million tonnes averaging 0.33 g/t Au, representing a total of 111,000 contained ounces of gold.

North Bullion

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 contained ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 contained ounces of gold. The North Bullion deposit sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 contained ounces of gold. The North Bullion deposit underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 contained ounces of gold.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling. There is no guarantee that any further part of the Mineral Resources discussed herein will be converted into a Mineral Reserve in the future.

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Q3 Developments

On August 3, 2021, the Company announced drill results from reverse circulation holes and core drilling during 2020 at the POD and Sweet Hollow oxide gold deposits and a Central Bullion skarn target.

Key Exploration Highlights

  21 RC drill holes were completed as step outs to the current oxide resources at POD and Sweet Hollow. The oxide mineralization result reported in RR20-04 (12.1m @ 2.07 g/t Au) extends known mineralization by 30 to 60 meters.

  Elevated silver grades were encountered in the drilling of up to 130 g/t Ag. Currently, silver is not modeled in the resources at POD and Sweet Hollow.

  Five drill holes were completed at the historical Central Bullion mining district, focused on historical producing zones. Historic records indicate high grade silver, copper, lead, and zinc production, with small amounts of gold, that were processed from this district. Drill hole RRB20-03 intersected 64.2m @ 20 g/t Ag, 0.50% Cu, 0.60% Zn, 0.10% Pb, 0.06 g/t Au starting from surface.

Other Exploration Highlights

  Six metallurgical core drill holes (RR20-28 through RR20-33) were completed to provide material for column leach testing on the current oxide resource. All six holes encountered mineralization consistent with the current resource model.

  Six RC drill holes (RR20-01, 02, 10, 18, 21, and 23) were completed testing exploration targets outside the known resource area. Results indicate a possible connection between the POD and Sweet Hollow mineralized zones.

On September 13, 2021, the Company announced drill results from 20 reverse circulation drill holes at the Dark Star gold deposit.

Key Exploration Highlights

•	Drill holes DR21-14 and DR21-15 were completed at Dark Star North to support conversion of certain Inferred resources to Measured and Indicated resources for inclusion in the mine plan.

•	Drill hole DR21-15 intersected an interval of 41.2 meters of 3.06 g/t Au sulphide mineralization directly below the oxide pit boundary.

Other Exploration Highlights

•	Drill holes DR21-11, DR21-12, and DR21-17 through DR21-20 were completed at Dark Star Main as in-fill drill holes and intersected ore grade mineralization similar to holes previously drilled at Dark Star Main and indicate that the ore body is still open to the south.

•	Drill holes DR21-01 through DR21-09 were completed on a zone of gravels east of the Dark Star Main deposit. The gold grades intersected represent an eroded portion of the Dark Star Main deposit and are currently being evaluated for utilization / suitability as over-liner on the proposed heap leach pad.

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Recent Developments

On November 8, 2021, the Company announced significant confidence in its new LT discovery from five reverse circulation drill holes at LT as part of its 2021 Exploration and Development Program. The LT discovery is located three kilometers to the northwest of the South Railroad Project.

Key Exploration Highlights

  LT is located 3km from South Railroad Project and is a testament to the new geological team’s interpretation of the significant historical exploration data set.

  LT21-02 intersected an interval of 39.6m of 0.76 g/t Au oxidized gold mineralization starting from surface, including 7.6m of 1.96 g/t Au.

  All five of the RC drill holes returned gold assays that started at or near surface.

  The 2021 program is a follow up of the significant intercepts from the 2020 LT program which included 30.5m of 0.78 g/t Au in hole LT20-08; 24.3m of 0.73 g/t Au in LT20-01; and 15.2m of 0.96 g/t Au in LT20-02.

  Drilling returned higher gold grades and thickness than adjacent historical drill holes, and suggests mineralization is open to the north and east.

Other Exploration Highlights

  LT target mineralization is hosted in the multi-lithic breccia and Devil’s Gate limestone.

  Mineralization and breccia formation is controlled by a north-south fault zone that is within the same mineralization corridor as Pinion to the south.

For further details regarding these exploration results, including data verification and quality control and quality assurance measures undertaken and further drilling information, please refer to the Company’s press releases filed on SEDAR at www.sedar.com.

On November 10, 2021, the Company announced updates on its permitting progress, Feasibility Study and construction capital financing process.

Permitting

The Company is currently in the EIS process pursuant to the National Environmental Policy Act. SWCA Environmental Consultants (“SWCA”) has been engaged to manage the EIS process on behalf of the Bureau of Land Management (“BLM”). Preparation of the Notice of Intent has commenced and is anticipated to be submitted to the BLM in Washington, DC, in Q4 2021. Once the Notice of Intent is published in the Federal Register, public scoping meetings can commence. Based on the EIS timeline developed amongst the Company, SWCA, and the BLM, the timing of the Record of Decision permit is anticipated to be in Q1 2023. In conjunction with the permitting exercise, work is advancing to secure site access and water rights.

Feasibility Study

Feasibility Study (“FS”) development continues to advance, and it is anticipated that the FS will be released in Q1 2022.

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Construction Capital Financing Process

Preparatory work continues to advance on the construction capital financing process. As announced in the Company’s news release dated July 16, 2020, Orion Mine Finance has committed to providing the Company with a term sheet to provide up to US$200 million of construction financing support. In addition, the Company has received interest from a range of capital providers about participating in the SRP construction financing process. The Company intends to commence the construction capital financing process in conjunction with the release of the SRP Feasibility Study in Q1 2022.

Exploration and Acquisition Expenditures

During the nine months ended September 30, 2021, the Company incurred $15,609,502 (September 30, 2020 - $14,191,512) in acquisition and deferred exploration and development costs.

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the nine months ended September 30, 2021 and 2020:

	Railroad-Pinion Project	Lewis Gold Project	Total
Nine Months Ended September 30, 2021	$	$	$
NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	1,417,615	18,748	1,436,363
Data analysis	34,794	-	34,794
Drilling	3,719,970	-	3,719,970
Economic assessment	833,064	-	833,064
Engineering	695,094	-	695,094
Environmental and permitting	1,092,401	1,272	1,093,673
Equipment rental	77,668	-	77,668
Geotechnical	35,463	-	35,463
Hydrology	755,867	-	755,867
Lease payments	738,930	-	738,930
Metallurgy	442,710	-	442,710
Provision for site reclamation	22,015	-	22,015
Sampling and processing	890,217	-	890,217
Site development and reclamation	1,675,891	-	1,675,891
Supplies	256,795	786	257,581
	15,506,493	103,009	15,609,502

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

	Railroad-Pinion Project	Lewis Gold Project	Total
Nine Months Ended September 30, 2020	$	$	$
Exploration expenses
Claim maintenance fees	399,726	90,729	490,455
Consulting	759,845	16,934	776,779
Data Analysis	274,113	-	274,113
Drilling	5,376,751	-	5,376,751
Engineering	109,806	-	109,806
Environmental and permitting	1,037,493	44,818	1,082,311
Equipment rental	128,078	-	128,078
Geological	37,732	-	37,732
Geotechnical	269,944	-	269,944
Hydrology	325,981	-	325,981
Lease payments	779,226	-	779,226
Metallurgy	633,213	-	633,213
Economic assessments	658,444	-	658,444
Provision for site reclamation	1,042,196	-	1,042,196
Sampling and processing	286,765	-	286,765
Site development and reclamation	1,594,588	2,494	1,597,082
Supplies	284,320	-	284,320
Vehicle	38,316	-	38,316
	14,036,537	154,975	14,191,512

The total cumulative acquisition and exploration costs of the Company to September 30, 2021 are summarized as follows:

	Railroad-Pinion Project	Lewis Gold Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR buydown	6,884,250		6,884,250
Exploration expenses
Claim maintenance fees	2,899,538	421,967	3,321,505
Consulting	18,183,000	497,832	18,680,832
Data analysis/geological	5,916,654	85,593	6,002,247
Drilling/site development	124,804,350	2,311,684	127,116,034
Economic assessments	1,134,274	-	1,134,274
Engineering	5,381,287	81,990	5,463,277
Environmental	1,246,333	-	1,246,333
Geotechnical	3,728,917	-	3,728,917
Hydrology	12,639,104	472,791	13,111,895
Lease payments	10,412	-	10,412
Legal fees for property acquisition	5,290,611	-	5,290,611
Metallurgy	3,799,849	-	3,799,849
Provision for site reclamation	2,046,896	-	2,046,896
Sampling and processing	7,622,477	110,689	7,733,166
Travel	469,491	-	469,491
Vehicle	244,398	-	244,398
Cumulative acquisition and exploration costs at September 30, 2021	219,946,672	39,727,937	259,674,609

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

Corporate Activities

The global outbreak of COVID-19 In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm the Company’s business and results of operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak. COVID-19 and its effects on the Company’s business or results of operations at this time. The majority of the Company’s Nevada employees have received vaccinations, however, actions to minimize risks to employees, contractors, and guests remain in effect.  These actions include wearing masks during office meetings, 6 foot separation guidelines, and frequent hand washing, in accordance with local health regulations.

During the nine months ended September 30, 2021, the Company granted a total of 7,010,085 stock options exercisable for periods of 5 years with a weighted average exercise price of $0.84 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 2,615,873 restricted share units to executive officers and directors of the Company, 3,096,034 stock options expired unexercised, and 219,825 restricted share units were cancelled.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months ended September 30,		For the nine months ended September 30,
	2021 $	2020 $	2021 $	2020 $
Other income	51,819	3,750	63,433	15,485
General and administrative expenses	(1,329,160)	(2,103,254)	(8,260,873)	(5,795,996)
Loss and comprehensive loss	(1,277,341)	(2,099,504)	(8,197,440)	(5,780,511)
Basic and diluted loss per common share	(0.00)	(0.01)	(0.02)	(0.02)

	As at September 30,
	2021 $	2020 $
Working capital	26,475,107	22,947,955
Exploration and evaluation assets	259,674,609	235,522,443
Total assets	291,623,601	266,872,877
Total liabilities	6,504,710	6,464,969

As at September 30, 2021, the Company has accumulated losses of $88,108,926 (December 31, 2020 - $82,596,360) since inception. The net loss per share (basic and diluted) for the nine months ended September 30, 2021 was $0.02 (September 30, 2020 - $0.02).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Results of Operations

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the nine months ended September 30, 2021 totalled $8,260,873 (September 30, 2020 - $5,795,996), including share-based compensation incurred during the period, valued at $2,829,979 (September 30, 2020 - $1,658,432) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the nine months ended September 30, 2021 and 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $1,409,062	Higher management fees mainly due to total termination benefits of $1,187,509 paid to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer.
Professional fees	Decrease of $171,183	Lower professional fees mainly due to a decrease in legal fees as a result of the Orion transaction in the 2020 comparative period.
Share-based compensation	Increase of $1,171,547	Value of stock options and restricted share units vested in 2021 was higher than the comparative period.
Travel and related	Decrease of $113,731	Decreased due to restricted travel in connection with the COVID-19 pandemic.

The following tables detail changes in major expenditures between the three months ended September 30, 2021 and 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Professional fees	Decrease of $363,580	Lower professional fees mainly due to a decrease in legal fees as a result of the Orion transaction in the 2020 comparative period.
Share-based compensation	Increase of $446,095	Value of stock options and restricted share units vested in Q3 2021 was modestly higher than the comparative period.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
	$	$	$	$
Other income	51,819	5,958	5,656	9,209
Loss and comprehensive loss	(1,277,341)	(3,308,373)	(3,611,726)	(4,960,082)
Loss per share-basic and diluted	(0.00)	(0.01)	(0.01)	(0.02)
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
	$	$	$	$
Other income	3,750	2,470	9,265	39,129
Loss and comprehensive loss	(2,099,504)	(1,687,410)	(1,993,597)	(2,508,443)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

•	In the quarter ended December 31, 2020, the Company paid termination benefits of $1,199,899 to the former President and CEO.
•	In the quarter ended March 31, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit (see “Overall Performance” above), but is not in commercial production on any portion of the Railroad-Pinion Project or the Company’s Lewis Gold Project in Nevada’s Battle Mountain Trend (the “Lewis Gold Project”). Accordingly, the Company does not generate cash from operations. The Company finances its development and exploration activities by raising capital from equity markets from time to time.

As at September 30, 2021 and December 31, 2020, the Company’s liquidity and capital resources were as follows:

	September 30, 2021	December 31, 2020
	$	$
Cash	27,072,886	18,635,636
Accounts receivable	11,309	114,935
Prepaid expenses	815,689	429,331
Total current assets	27,899,884	19,179,902
Payables and accrued liabilities	(1,241,456)	(4,124,229)
Current portion of lease liabilities	(183,321)	(186,023)
Working capital	26,475,107	14,869,650

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

As at September 30, 2021, the Company had a cash position of $27,072,886 (December 31, 2020 - $18,635,636) derived from the net proceeds of the 2021 Financing. As at September 30, 2021, the Company’s working capital was $26,475,107 (December 31, 2020 – $14,869,650).

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and development and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds

The following table sets out the stated use of proceeds from the bought deal financing completed in Q1 2021 (with appropriate adjustments to reflect the actual expenses of the financing to the Company and the exercise of the over-allotment by the underwriters):

Principal Purpose	Estimated Amount To be Expended

Railroad-Pinion Project
Completing Feasibility Study, including securing long-lead project items	10,000,000
Advancement of permitting	4,000,000
Development, exploration and claim maintenance	12,213,366
General General corporate and working capital purposes	6,082,580
Total	32,295,946

The planned timeline for the use of proceeds, including cash on hand prior to the financing, exceeds 12 months. As at September 30, 2021, the Company is largely in-line with the estimated amounts expected to be incurred to date.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Commitments

The Company’s contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations	Payments Due by Period
	Total	2021	2022 to 2023	2024 to 2025	After 2025
	$	$	$	$	$
Office Leases[1,3]	532,727	56,625	249,655	157,439	69,008
Mining leases and agreements [1,2]	11,874,612	968,316	5,739,820	5,166,476	Ongoing

(1)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on September 30, 2021 of US$1.00 = C$1.2741.
(2)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.
(3)	Remaining minimum future lease payments, including assumed renewal periods.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

Related Party Transactions

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2021	2020
	$	$
Salaries and fees	1,349,309	1,221,061
Termination payments	1,187,509	-
Share-based compensation	2,300,084	1,309,556
	4,837,202	2,530,617

•	As at September 30, 2021, $Nil was included in accounts payable and accrued liabilities owing related parties. As at December 31, 2020, $92,400 and $64,248 was included in accounts payable and accrued liabilities in relation to management fees and professional fees owing to the former CEO and former CFO, respectively.
•	In the nine months ended September 30, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. For a detailed discussion of the risk factors affecting the Company and its development and exploration activities, please refer to the 2020 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

The Company considers the risks set out in the 2020 AIF to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company are set out in the 2020 AIF. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration and development is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the nine months ended September 30, 2021.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at September 30, 2021, the Company had a foreign currency net monetary asset position of approximately US$15,288,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $152,880.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at November 10, 2021, the Company has 357,970,251 common shares, 14,387,413 stock options and 3,393,716 restricted share units outstanding.

Corporate Governance

The Board follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 9 individuals, 8 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, technical, health, safety and environment committee, and corporate governance and nominating committee. Each committee is comprised of 4 directors, all of whom are independent of management.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at September 30, 2021 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2020 AIF;
  the 2020 Annual Financial Statements;
  the 2020 Annual MD&A; and
  the Financial Statements.

This MD&A has been approved by the Board effective November 10, 2021.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -